SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 5)(1)

                            THE MILLBROOK PRESS INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    600179105
                                 (CUSIP Number)

                               Copy to:   Stephen A. Cohen, Esq.
Applewood Associates, L.P.                Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, NY 11545                      New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600
--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                December 31, 1998
--------------------------------------------------------------------------------

              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                                    --------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Applewood Associates, L.P.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      795,113 shares                             21.8%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      0 shares                                      0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      795,113 shares                             21.8%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      0 shares                                      0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            795,113 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       21.8%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Barry Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                      0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      2,032,649 shares                           52.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                      0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      2,032,649 shares                           52.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            2,032,649 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       52.7%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Irwin Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      172,857 shares                              4.9%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,863,791 shares                           49.3%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      172,857 shares                              4.9%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,863,791 shares                           49.3%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            2,036,648 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       52.8%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Barry Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      183,357 shares                              5.2%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      1,877,791 shares                           49.7%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      183,357 shares                              5.2%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      1,877,791 shares                           49.7%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            2,061,148 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       53.5%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Applewood Capital Corp.
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                               New York
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      0 shares                                      0%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      795,113 shares                             21.8%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      0 shares                                      0%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      795,113 shares                             21.8%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            795,113 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       21.8%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                       Seth Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      8,310 shares                                0.2%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      795,113 shares                             21.8%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      8,310 shares                                0.2%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      795,113 shares                             21.8%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            803,423 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       22.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons
   |                       Jonathan Lieber
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      8,310 shares                                0.2%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      795,113 shares                             21.8%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      8,310 shares                                0.2%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      795,113 shares                             21.8%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            803,423 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       22.0%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons
   |                       Pamela Fingerhut
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      14,000 shares                               0.4%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      183,357 shares                              5.2%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      14,000 shares                               0.4%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      183,357 shares                              5.2%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            197,357 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                        5.6%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!*

CUSIP
No. 600179105                          13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons
   |                       Brian Rubenstein
   |
--------------------------------------------------------------------------------
 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
--------------------------------------------------------------------------------
 3 | SEC Use Only
   |
--------------------------------------------------------------------------------
 4 | Source of Funds*          WC, PF
   |
--------------------------------------------------------------------------------
 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
--------------------------------------------------------------------------------
 6 | Citizenship or Place of Organization                          United States
   |
--------------------------------------------------------------------------------
                    | 7  |    Sole Voting Power
                    |    |      4,000 shares                                0.1%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      0 shares                                      0%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      4,000 shares                                0.1%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      0 shares                                      0%
--------------------------------------------------------------------------------
11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            4,000 shares
   |
--------------------------------------------------------------------------------
12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
--------------------------------------------------------------------------------
13 | Percent of Class Represented by Amount in Row (11)
   |                                                                        0.1%
   |
--------------------------------------------------------------------------------
14 | Type of Reporting Person*
   |                                 IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

        This statement, dated December 31, 1998, constitutes Amendment No. 5 to the Schedule 13D, dated December 18, 1996, regarding the reporting persons' ownership of certain securities of The Millbrook Press Inc. (the "Issuer").

        The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

        This Amendment No. 5 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.


ITEM 2.        IDENTITY AND BACKGROUND

        6.     (a)    Seth Lieber, a general partner of Applewood and an officer of Applewood Capital.
               (b)    Address:      767 Fifth Avenue
                                    New York, New York 10153
               (c)    Principal Occupation: Investments.
               (d)    No.
               (e)    No.
               (f)    Citizenship:  United States

        7.     (a)    Jonathan Lieber, a general partner of Applewood and an
                      officer of Applewood Capital.
               (b)    Address:      767 Fifth Avenue
                                    New York, New York 10153
               (c)    Principal Occupation: Investments
               (d)    No.
               (e)    No.
               (f)    Citizenship:  United States.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               Woodland Partners acquired an additional 11,000 shares of Common Stock for an aggregate of $22,000. The source of funds was working capital.

               Barry Fingerhut acquired an additional 23,500 shares of Common Stock for an aggregate of $46,219. The source of funds was working capital and personal funds.

               Applewood Associates, L.P. acquired an additional 23,900 shares of Common Stock for an aggregate of $153,280. The source of funds was working capital.

ITEM 4. PURPOSE OF THE TRANSACTION. Other than each of Barry Rubenstein and Barry Fingerhut's capacity as directors of the Issuer, no reporting person has a present plan or proposal which relates to or results in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein.


ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.

               (a) The following list sets forth the aggregate number and percentage (based on 3,455,000 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended October 31, 1998) of outstanding shares of Common Stock owned beneficially by each person named in
Item 2, as of December 31, 1998;

                                                                              Percentage of Shares of
                                             Shares of Common Stock               Common Stock
Name                                         Beneficially Owned(2)             Beneficially Owned(2)
----                                         ----------------------            ----------------------
Applewood Associates, L.P                        795,113                              21.8%
Barry Rubenstein                             2,032,649(3),(4),(5),(6),(7)             52.7%
Irwin Lieber                                   2,036,648(3),(4),(6)                   52.8%
Barry Fingerhut                              2,061,148(3),(4),(6),(8),(10)            53.5%
Applewood Capital Corp.                          795,113(3),(4)                       21.8%
Seth Lieber                                      803,423(3),(9)                       22.0%
Jonathan Lieber                                  803,423(3),(9)                       22.0%
Pamela Fingerhut                                197,357(3),(8),(10)                    5.6%
Brian Rubenstein                                   4,000(7)                            0.1%

               (b) Applewood has sole power to vote and to dispose of 595,113 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge
--------
     (2) Includes shares of Common Stock issuable upon the exercise of the Bridge Warrants.

     (3) The reporting person disclaims beneficial ownership of these securities except to the extent of his/her/its equity ownership therein.

     (4) The reporting person is a general partner of Applewood and accordingly has shared dispositive and voting power with respect to the 595,113 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.

     (5) As a general partner of Woodland Partners, Mr. Rubenstein has shared dispositive and voting power with respect to the 89,858 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Woodland Partners.

     (6) The reporting persons are shareholders, officers and directors of InfoMedia Associates, Ltd. ("InfoMedia"). InfoMedia is a general partner of each of 21st Century Communications Partners, L.P. ("21st Century"), 21st Century Communications T-E Partners, L.P. ("T-E") and 21st Century Communications Foreign Partners, L.P. ("Foreign", and together with "T-E" and "21st Century," the "21st Funds"). 21st Century, T-E and Foreign own, respectively, an aggregate of 639,840, 217,696 and 86,142 shares of Common Stock and 85,000, 28,500 and 11,500 shares of Common Stock issuable upon the exercise of the Bridge Warrants. Accordingly, each of the reporting persons have shared voting and dispositive power with respect to an aggregate of 1,068,678 shares of Common Stock, including 125,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, owned by the 21st Funds.

     (7) Includes 4,000 shares of Common Stock held by Brian Rubenstein.

     (8) Includes 108,357 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Barry Fingerhut.

     (9) The reporting person is a general partner of Applewood and an officer of Applewood Capital Corp. ("AC Corp.") and accordingly has shared voting and dispositive power with respect to 595,113 shares of Common Stock owned by Applewood and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants owned by Applewood.

    (10) Includes 14,000 shares of Common Stock owned by Pamela Fingerhut.

Warrants, which represents approximately 21.8% of the outstanding Common Stock.

               By virtue of being a general partner of Applewood and of Woodland Partners, a shareholder, officer and director of InfoMedia, an officer and director of AC Corp., and the father of Brian Rubenstein, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 1,632,649 shares of Common Stock and 400,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 52.7% of the outstanding Common Stock.

               Irwin Lieber has sole power to vote and to dispose of 97,857 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 4.9% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., and a shareholder, officer and director of InfoMedia, Mr. Lieber may be deemed to have shared power to vote and to dispose of 1,538,791 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 49.3% of the outstanding Common Stock.

               Barry Fingerhut has sole power to vote and to dispose of 108,357 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 5.2% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer and director of AC Corp., a shareholder, officer and director of InfoMedia and the husband of Pamela Fingerhut, Mr. Fingerhut may be deemed to have shared power to vote and to dispose of 1,552,791 shares of Common Stock and 325,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 49.7% of the outstanding Common Stock.

               By virtue of being a general partner of Applewood, AC Corp. may be deemed to have shared power to vote and to dispose of 595,113 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.8% of the outstanding Common Stock.

               Seth Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and to dispose of 595,113 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.8% of the outstanding Common Stock.

               Jonathan Lieber has sole power to vote and to dispose of 8,310 shares of Common Stock, which represents approximately 0.2% of the outstanding Common Stock. By virtue of being a general partner of Applewood and an officer of AC Corp., Mr. Lieber may be deemed to have shared power to vote and to dispose of 595,113 shares of Common Stock and 200,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 21.8% of the outstanding Common Stock.

               Pamela Fingerhut has sole power to vote and to dispose of 14,000 shares of Common Stock, which represents approximately 0.4% of the outstanding Common Stock. By virtue of being the wife of Barry Fingerhut, Pamela Fingerhut may be deemed to have shared power to vote and to dispose of 108,357 shares of Common Stock and 75,000 shares of Common Stock issuable upon the exercise of the Bridge Warrants, which represents approximately 5.2% of the outstanding Common Stock.

               Brian Rubenstein has sole power to vote and to dispose of 4,000 shares of Common Stock, which represents approximately 0.1% of the outstanding Common Stock.

               (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this
Schedule 13D effected from October 30, 1998 through December 31, 1998, inclusive.

Name of                        Purchase or           Number of Shares             Purchase or
Shareholder                    Sale Date             Purchased or (Sold)          Sale Price
-----------                    ---------             -------------------          ----------

Applewood Associates, L.P.     12/31/98                   23,900                    $6.41

                      The shares of Common Stock were acquired in the over-the-counter market.

               (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

               (e) Not applicable.

                                           SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: January 21, 1999                     APPLEWOOD ASSOCIATES, L.P.

                                            By:Irwin Lieber
                                               --------------------------------
                                               Irwin Lieber, General Partner

                                            APPLEWOOD CAPITAL CORP.


                                            By:Barry Rubenstein
                                               --------------------------------
                                               Barry Rubenstein, President

                                            Barry Rubenstein
                                            -----------------------------------
                                            Barry Rubenstein

                                            Irwin Lieber
                                            -----------------------------------
                                            Irwin Lieber

                                            Barry Fingerhut
                                            -----------------------------------
                                            Barry Fingerhut

                                            Seth Lieber
                                            -----------------------------------
                                            Seth Lieber

                                            Jonathan Lieber
                                            -----------------------------------
                                            Jonathan Lieber

                                            Pamela Fingerhut
                                            -----------------------------------
                                            Pamela Fingerhut

                                            Brian Rubenstein
                                            -----------------------------------
                                            Brian Rubenstein




ATTENTION:             INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                       CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
                       1001).